UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

SEC FILE NUMBER          NOTIFICATION OF LATE FILING

  0-17158

                                                            CUSIP NUMBER

                                                            031 674 203

(Check One):  [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F     [ ] Form 11-K
              [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
         For Period Ended:    September 30, 1997

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:_________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

                                   AMNEX, INC.
                             Full Name of Registrant


                            Former Name if Applicable

                                 6 Nevada Drive
            Address of Principal Executive Office (Street and Number)

                          Lake Success, New York 11042
                            City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to complete and file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997 within the prescribed time period due to the need to resolve certain issues surrounding the disclosure relating to dial around compensation and the amount of dial around compensation that should be recorded for the periods covered by the report.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Cynthia I. Terrell                  (407)                          246-1234
   (Name)                        (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates that its Form 10-Q will reflect revenues of $31,358,000 and a loss of $6,557,000 for the three months ended September 30, 1997. For the comparable period in 1996, the Company had revenues of $37,430,000 and income of $897,000.

     The anticipated change in results of operations for the 1997 period as compared to the corresponding 1996 period is due primarily to reduced operator and long distance service revenues, increased network costs associated with international operator services revenue, a write-off of $2,158,000 related to a joint venture investment, $1,310,000 in charges related to local exchange carriers and customer receivables, and a $1,315,000 provision established for dial around compensation.

                                   AMNEX, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 17, 1997                    By: /s/Cynthia I. Terrell
                                               Cynthia I. Terrell
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)